

Mail Stop 3561

September 30, 2016

Ms. Cheryl Miller
Executive Vice President and Chief Financial Officer
AutoNation, Inc.
201 SW 1st Avenue
Fort Lauderdale, FL 33301

      Re: **AutoNation, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 11, 2016
               File No. 1-13107

Dear Ms. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Selected Financial Data, page 21

1. Your presentation of operating income less floorplan interest expense may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing. Also, to the extent that you continue to present this measure, please label it as a non-GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Officer of Consumer Products